UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-54303

CUSIP Number: 501862106

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR   ☐ Form N-CSR

For period ended:	June 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	Li3 Energy, Inc.

Former Name if Applicable:	n/a

Address of Principal Executive Office:	Marchant Pereira 150, Oficina 803

City, State and Zip Code:	Providencia, Santiago de Chile, CHILE

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2012 (the “Report”) by the prescribed date of September 28, 2012, because certain financial technical presentation matters could not be finalized within the prescribed time period without unreasonable effort or expense.  The registrant intends to file the Report within the period specified by Rule 12b-25(b)(2)(ii).

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

David M. Zlotchew	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes      ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes      ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Results of Operations for fiscal 2012 compared to fiscal 2011

The following is a comparison of our results of operations for the years ended June 30, 2012 and 2011.

Revenues

We had no revenues during the years ended June 30, 2012 and 2011.

Operating Expenses

Exploration Expenses

During the years ended June 30, 2012 and 2011, we incurred exploration expenses of $5,978,132 and $560,075, respectively. The expenses incurred during the year ended June 30, 2012 relate to our efforts to begin exploration activities on our Maricunga project in Chile and principally include drilling expenses and other direct expenses.

Mineral Rights Impairment Expense

During the years ended June 30, 2012 and 2011, we incurred impairment expenses of $300,000 and $4,120,000, respectively. Mineral rights impairment expense for the year ended June 30, 2012 is a result of the impairment of the Noto properties. Mineral rights impairment expense recorded during the year ended June 30, 2011 is a result of the impairments of the Alfredo property ($4,070,000) and the Peru property ($50,000). We determined that the Peru and Note projects did not meet our requirements for additional mining development activities. We did not make the required payments for the Alfredo property; therefore we impaired the mineral rights in full for that property in fiscal 2011.

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Loss on Settlements, Net

During the year ended June 30, 2011, the Company recorded a loss on settlement of $1,920,000 as a result of the Company issuing 6,000,000 shares of the Company’s common stock in connection with a settlement related to the Puna property obligation.  In addition, the Company recorded a gain on settlement of $422,500 as a result of a settlement with Lacus (payment of $150,000 in cash and 500,000 shares of the Company’s common stock), which was less than the Company had accrued for these expenses as of June 30, 2010. There were no similar transactions during the year ended June 30, 2012.

General and Administrative Expenses

We incurred total general and administrative expenses of $6,996,043 for the year ended June 30, 2012 compared to $5,448,665 for the year ended June 30, 2011. This was primarily due to an increase in wages and salaries expense of $544,487 to $1,115,824 for the year  ended June 30, 2012 (from $571,337 in 2011) due to the Company hiring new employees; increases in professional fees-legal, professional fee-audit, and professional fees-others to $1,195,750, $186,868, and $578,024 for the year  ended June 30, 2012 from $1,021,198, $150,710 and $45,868 for the comparable period of 2011, respectively, due to due diligence expenses and various professional fees incurred in connection with the Maricunga project, other potential acquisitions, and the POSCAN funding; an increase in Board of Directors fees to $215,935 for the year  ended June 30, 2012 from $-0- for the 2011 period due to the Company authorizing cash fees to be paid to the Board of Directors in 2012; an increase in travel expenses from $697,729 in 2011 to $896,898 in 2012 as a result of more funding and investor relations activities; an increase in penalties expense to $479,777 for the year  ended June 30, 2012 from $38,750 for the comparable period of 2011 due to penalties incurred in connection with the failure to file a timely registration statement; an increase in asset write-off due to write-offs of payments to New World Resource Corp. and with respect to the Claritas and Bongos properties totaling $400,000 during the year ended June 30, 2012; an increase in office expenses from $91,864 to $307,320 in 2012 mainly due to the opening of our new office in Chile; and an increase in other expenses to $679,071 for the year ended June 30, 2012 from $303,940 for the comparable period of 2011.  These increases were partially offset by a decrease in professional fees-finance/accounting due the Company hiring new employees during 2012 to handle certain functions previously contracted for and a decrease in stock compensation to $649,580 for the year ended June 30, 2012 from $2,112,467 for the year ended June 30, 2011 as a result of less services being paid for with stock.

Other (Income) Expense

Loss on Debt Extinguishment

We incurred a loss on debt extinguishment of $841,752 during the year ended June 30, 2012 as a result of entering into a waiver agreement with the lenders whereby the terms of the notes were extended and the conversion price was reduced from $0.40 per share to $0.12 per share, which resulted in the Company expensing all unamortized deferred financing costs and recording the difference between the carrying value of the notes and the estimated fair value of the post-modification notes as expense. There were no similar transactions during the year ended June 30, 2011.

Change in Fair Value of Derivative Liability – Warrant Instruments

During the year ended June 30, 2012, the Company recorded a gain of $10,780,342 on the change in fair value of derivative liability – warrant instruments, compared to a loss of $6,116,147 during the year ended June 30, 2011.  The change in fair value of our derivative warrant liability has no impact on our cash flows from operations and was a result of the decrease in our stock price during the year ended June 30, 2012.

Warrant Modification Expense

During the year ended June 30, 2011, we modified certain warrants by which new warrants were issued in exchange for the exercise of previously issued warrants.  The newly issued warrants were treated as derivatives as they contain certain anti-dilution features.  We valued the new warrants issued as a result of the modification using the modified lattice model and recorded expense of $1,068,320 during the year ended June 30, 2011. There were no similar transactions during the year ended June 30, 2012.

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Interest Expense

During the years ended June 30, 2012 and 2011, interest expense was approximately $1,150,634 and $410,056, respectively.  The increase in interest expense was a result of interest and amortization of the debt discount on the $1.5 million zero coupon convertible notes issued in May 2011, and interest on new promissory notes issued during the second half of fiscal year 2012.

Gain on Foreign Currency Transactions

During the years ended June 30, 2012 and 2011, gain on foreign currency transactions amounted to $14,142 and $1,383, respectively.

Net loss

Net loss for the year ended June 30, 2012 was $4,687,478 compared to a net loss of $19,219,382 for the year ended June 30, 2011.  The change is primarily due to: an unrealized gain on the change in fair value of derivative liabilities - warrant instruments of $10,780,342 in 2012 compared to an unrealized loss of $6,116,147 in 2011; a decrease in mineral rights impairment of $300,000 during the year ended June 30, 2012 compared to a $4,120,000 during the year ended June 30, 2011; and decreases in loss on settlements, net, and warrants modification expense from $1,497,500 and $1,068,320, respectively, during the year ended June 30, 2011 to $-0- during the year ended June 30, 2012. These decreases were partially offset by increases in exploration expenses, general and administrative expenses, and interest expense to $6,193,533, $6,996,043 and $1,150,634, respectively, during the year ended June 30, 2012 from $560,075, $5,448,667 and $410,056, respectively, during the year ended June 30, 2012; and a loss on debt extinguishment of $841,752 in 2012 compared to $-0- in 2011.

Net Loss Attributable to Non-Controlling Interest

During the years ended June 30, 2012 and 2011, the net loss attributable to non-controlling interest was $2,375,407 and $-0-, respectively.   This represents the non-controlling interest’s share of expenses relating to the preservation and exploration of the mining concessions owned by the Maricunga Companies.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

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Li3 Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: October 1, 2012	By:	/a/ Luis Saenz
Name: Luis Saenz
Title: Chief Executive Officer

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